

May 25, 2021

Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, Texas 77002

> Re: **Goodrich Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 8-K filed May 6, 2021**
> **File No. 001-12719**

Dear Mr. Goodrich:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 8-K filed May 6, 2021

Exhibit 99.1, page 1

1. Your disclosures under the headings Quarter Highlights and Financial Results frequently disclose non-GAAP measures that either precede or exclude a discussion and analysis of the most directly comparable GAAP measures. Please revise disclosures in the quarterly financial results of your press release to provide a discussion and analysis of the most comparable GAAP measures in a location with equal or greater prominence to each instance that a non-GAAP measure is disclosed. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Brian McAllister at 202-551-3341 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation